Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Lorus Therapeutics Inc. (“Lorus”)
2 Meridian Road
Toronto, ON
M9W 4Z7

Item 2 Date of Material Change

May 1, 2012

Item 3 News Release

The press release reporting the material change was issued by Lorus on May 1, 2012 in Canada through Marketwire and is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

The news release issued on May 1, 2012 by Lorus announced that Lorus had signed a global intellectual property license agreement for IL-17E in Cancer with Genentech.

Item 5 Full Description of Material Change

Lorus Therapeutics Inc. announced that it had entered into a global license with Genentech, a member of the Roche Group in respect of certain patents owned by Genentech for IL-17E. Detailed financial terms were not disclosed.

For more information regarding the material change, please see the news release filed on May 1, 2012 attached hereto as Schedule “A.”

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 Omitted Information

Not Applicable.

Item 8 Executive Officer

For further information please contact:
Lorus Therapeutics Inc.
Elizabeth Williams
(416) 798-1200 ext. 372.

Item 9 Date of Report

May 11, 2012

Schedule A

News Release

News Release

Lorus Therapeutics and Genentech Sign Global Intellectual Property License Agreement for IL-17E in Cancer

- Provides for Development and Commercialization of IL-17E for Cancer Therapy -

TORONTO, CANADA, May 1, 2012 – Lorus Therapeutics Inc. (TSX: LOR) (“Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, announced today that it has entered into a global license with Genentech, a member of the Roche Group (SIX: RO, ROG; OTCQX: RHHBY), in respect of certain patents owned by Genentech for IL-17E. Detailed financial terms were not disclosed.

“We are excited about obtaining this license from Genentech, which will enable Lorus to develop this program as a novel and exciting treatment for a large number of cancers. Lorus scientists were the first to discover the anticancer properties of IL-17E and we have patents pending for the use of IL-17E in cancer in the major world markets. IL-17E represents a unique immunotherapeutic approach to the treatment of some of the most important cancers, and preclinical data to date shows excellent efficacy with low toxicity; properties that we plan to demonstrate in the clinic in the near future” said Dr Aiping Young, President and CEO of Lorus.

About IL-17E

IL-17E (also known as IL-25) is a recently identified cytokine that plays an important role in inflammation. Lorus has discovered that human IL-17E has potent anticancer properties against a range of solid tumors, including human melanoma, pancreatic, colon, lung, ovarian and breast tumor models with very low toxicity. IL-17E is highly potent and does not require further modification or optimization before proceeding to the formal IND-enabling preclinical studies planned to support advancing to a Phase I clinical trial. Lorus has selected pancreatic cancer and malignant melanoma as the initial lead cancer indications for this agent. An estimated 43,920 new cases of pancreatic cancer will be diagnosed in the US this year and 37,390 Americans will to succumb to the disease, making it the fourth most common cause of cancer deaths in the US. Pancreatic cancer is a difficult-to-treat tumor type with an overall five-year survival rate of 4%, the lowest for any cancer. Melanoma is the fifth most common cancer in the US with an estimated 76,250 new cases expected to being diagnosed this year. Approximately 9,180 Americans are expected to die from malignant melanoma in 2012.

About Lorus

Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our ability to fund future research, our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to continue as a going concern, our ability to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

Enquiries:

For further information, please contact:

Grace Tse, 416-798-1200 ext. 380; ir@lorusthera.com

Arash Shahi, 416-644-2020; ashahi@renmarkfinancial.com